Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

March 18, 2024

Re:  Auna S.A.

Amendment No. 5 to Registration Statement on Form F-1

Filed March 18, 2024

File No. 333-276435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated March 15, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing it as amendment no. 5 to the Registration Statement and together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Further, we respectfully note that, as discussed, the Company is hoping, subject to market conditions, to become effective on or about March 21. We greatly appreciate the Staff’s assistance in light of this timing.

U.S. Securities and Exchange Commission	2	March 18, 2024

Amendment No. 3 to Registration Statement on Form F-1 filed March 14, 2024

Financial Statements, page ii

1.

We note your disclosure here that “[w]e are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing.” To provide prominent and material context to investors regarding the terms of the Sponsor Financing including its potential impact on the company, please revise your disclosure in this section to clarify, as you do in your Risk Factors and Use Of Proceeds disclosures that:

•

the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, will contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause you to comply with certain of the covenants set forth in the Credit Agreement, while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit you to do with certain of our immaterial subsidiaries;

•

the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment will contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture, to which you are a party; and

•

if your shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause you to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares, which could result in the lenders under the Sponsor Financing to sell securities of your company or the market to perceive that they intend to do so, which may cause the market price of your class A shares to decline significantly.

In addition, to provide additional clarity regarding the implications of the Sponsor Financing to the company, please provide additional detail clarifying how you are “not otherwise liable” for the debt under the Sponsor Financing, given that you are a restricted entity under the agreement and the points noted in the bullets above. Please also revise your disclosure here to include a reference to your exhibit(s) related to the Sponsor Financing that directs investors to refer to these materials for a complete description of the terms, including the covenants and events of default. Make conforming changes throughout your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii, iii, 20, 48, 49, 60, 62, 66, 184 and 185 of the revised Registration Statement to provide additional disclosure on the terms of the Sponsor Financing as they do in the Risk Factors and Use Of Proceeds sections, to provide additional clarity regarding the implications of the Sponsor Financing to the Company and to include a reference to its exhibits.

Risk Factors

Our significant indebtedness could adversely affect our financial health . . ., page 47

2.

We note your revised disclosure that you are using a significant portion of your proceeds to effect a capital reduction in Heredia, which will ultimately result in the repayment of $350 million of the Sponsor Financing. Given your disclosure discussing the risks related to your significant indebtedness, please revise your risk factor to disclose that you are using a significant portion of the proceeds of this offering to repay the Sponsor Financing, to which you are not a party. Make conforming changes to your filing, including your Prospectus Summary.

U.S. Securities and Exchange Commission	3	March 18, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 8, 48 and 49 of the revised Registration Statement, which includes the “Risk Factors” and “Prospectus Summary” sections, to disclose that it is using a significant portion of the proceeds of this offering to repay the Sponsor Financing, to which the Company is not a party.

Use of Proceeds, page 65

3.

We note your revised disclosure that you will use a portion of your proceeds to repay US$13.5 million of short-term indebtedness. Please provide the disclosure required by Item 3.C.4. of Form 20-F with respect to this indebtedness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the revised Registration Statement to include the disclosure required by Item 3.C.4. of Form 20-F.

Capitalization , page 67

4.

Please revise your disclosure to provide greater clarity regarding the changes in equity line items from actual to as adjusted. Please have your disclosure of the amount of the change reconcile to other related disclosure in the filing, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the revised Registration Statement to provide additional detail regarding the changes in equity line items from actual to as adjusted.

Sponsor Financing, page 181

5.	As it relates to the Sponsor Financing, please address the following in your filing and provide any additional information as part of your response, if necessary:

•	Describe the full accounting for the $350 million payment to Heredia and related transactions, including specific amounts related to the accounting;

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184 and 185 to disclose that the payment to Heredia Investments S.A.C. (“Heredia”), the non-controlling party in Auna Salud S.A.C. (“Auna Salud”), of US$350.0 million will be recorded in the Company’s consolidated financial statements as an “acquisition of non-controlling interest” in accordance with paragraph B96 which provides guidance on the accounting for “changes in the proportion held by non-controlling interests” under the International Financial Reporting Standards 10 (IFRS 10) “Consolidated Financial Statements”.

U.S. Securities and Exchange Commission	4	March 18, 2024

In addition, as supplemental information for the Staff’s review, the Company advises the Staff of the following:

As a background of the accounting in October 2022, the initial recognition of the capital contribution from Heredia of S/1,352.6 million in the Company’s consolidated financial statements was following the guidance of IFRS 10, paragraph 23 as follows:

•

The equity participation of Heredia in Auna Salud of S/402.4 million was recorded in the “non-controlling interest” account. This equity participation corresponds to the 21.2% attributable to Heredia over the total net assets of Auna Salud after the capital contribution of S/1,352.6 million.

•

The 79.8% equity participation of the Company, as controlling party over the total net assets of Auna Salud, resulted in S/950.2 million after the capital contribution by Heredia, which was recorded in the “merger and other reserves” account.

Subsequent to the initial recognition explained above, the “non-controlling interest” of S/402.4 million was adjusted for:

•	Auna Salud’s profit attributable to Heredia of S/73.7 million from October 2022 to December 2023; and

•

A reduction of S/315.4 million due to the equity effect of the transfer of Auna Salud’s shares to the Company (for additional information on the share transfer from Auna Salud to the Company on August 31, 2023, please see below).

The end balance following these adjustments of S/160.7 million is the amount that will be derecognized when Auna S.A. acquires Heredia’s non-controlling interest in Auna Salud.

In this regard, as was mentioned in the first paragraph of this response to the Staff’s comment #5, to account for the “acquisition of non-controlling interest” of Heredia for US$350.0 million (S/1,296.8 million) in accordance with paragraph B96 under IFRS 10, the Company will derecognize the corresponding balances from equity accounts as of December 31, 2023 as follows:

•	A decrease of S/160.7 million (US$43.4 million) to “non-controlling interest”, and

•	A decrease of S/1,136.1 million (US$306.6 million) to “merger and other reserves.”

The payment to Heredia of US$350.0 million (equal to S/1,296.8 million based on an exchange rate of S/3.705 to US$1.00 as of December 29, 2023) less the decrease to “non-controlling interest” in an amount of S/160.7 million results in the decrease of S/1,136.1 million to “merger and other reserves” account.

•

Describe the basis for your accounting, including identification of any significant assumptions or judgments made as part of your application of IFRS and any pertinent IFRS accounting literature you relied upon;

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184 and 185 to disclose that the Company will record its contribution of US$350.0 million of the proceeds from this offering to Auna Salud and subsequent capital reduction by Auna Salud, which will result in Auna Salud becoming the Company’s wholly-owned subsidiary, as an acquisition of non-controlling interest in accordance with guidance on changes in proportion held by non-controlling interests under IFRS 10.

In addition, as supplemental information for the Staff’s review, the Company sets forth below a summary of the accounting the Company will follow for the acquisition of the non-controlling interest in Auna Salud:

U.S. Securities and Exchange Commission	5	March 18, 2024

Standalone financial statements of the Company and Auna Salud:

•

As a result of Auna Salud’s transfer of 100% of the shares of Grupo Salud Auna México, S.A. de C.V. to the Company in August 2023, the Company’s standalone financial statements includes an account payable to Auna Salud. This account payable will be paid by the Company through its transfer of US$350.0 million of the proceeds from this offering to Auna Salud.

•

Accordingly, Auna Salud’s standalone financial statements includes a corresponding account receivable from the Company. This account receivable will be settled upon the transfer of US$350.0 million of the proceeds from this offering by the Company to Auna Salud. Auna Salud will use the funds to execute the capital reduction resulting in the cancellation of 100% of shares of Auna Salud held by Heredia and will be recorded as a corresponding decrease to capital in Auna Salud’s standalone financial statements.

Consolidated financial statements of the Company:

Following the intercompany eliminations described above, the Company’s consolidated financial statements will reflect these transactions as follows (please also see the explanation in the previous response about the derecognition of the equity accounts attributable to Heredia):

Description	Debit (US$ million)	Credit (US$ million)
Merger reserve	306.6
Non-controlling interest	43.4
Cash and cash equivalents		350.0

The Company respectfully advises the Staff that it does not believe that the intercompany eliminations described above are material to its investors and as such, the Company has not revised the disclosure in the Registration Statement to include information relating thereto.

Furthermore, the Company respectfully advises the Staff that due to the fact that the Company is currently the controlling shareholder of Auna Salud and will be the sole owner of Auna Salud, the Company does not expect any significant assumptions or judgments to be made in connection with its accounting of the payment to Heredia.

•	Clarify whether the $350 million payment to Heredia and related cancellation of shares is a transaction at fair value;

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 184 and 185 to disclose that the US$350.0 million payment to Heredia and related cancellation of shares are transactions at fair value. The Company respectfully advises the Staff that the capital contribution of S/1,352.6 million in October 2022 approved by Auna Salud’s board of directors was at fair value. Likewise, the Company respectfully advises the Staff that the amount of US$350.0 million that will be approved by the board of directors of Auna Salud as a capital reduction is also at fair value.

•

Identify the full amount of the original Sponsor Financing and the use of any proceeds over the amount the company originally received. In this regard, we note the company originally received S/1,352,610,000, which appears to approximate $343 million at the time, and they are now receiving back $350 million with $118 million that will remain outstanding;

U.S. Securities and Exchange Commission	6	March 18, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 184 and 185 to disclose the amounts reconciling the full principal amount of the Sponsor Financing to the remaining outstanding balance. The Company respectfully informs the Staff that the reconciliation of the full principal amount of the Sponsor Financing to remaining outstanding balance is as follows:

Description	Amount (US$ million)
Original principal amount	360.0
Accrued interest	108.0
Total balance of Sponsor Financing	468.0
(-) Capital Reduction	(350.0)
Sponsor Financing remain outstanding	118.0

The original principal amount of the Sponsor Financing was US$360.0 million. Heredia used US$18.0 million for fees, taxes and expenses. The Company received from Heredia US$342.0 million as a capital contribution in Auna Salud. This capital contribution, combined with other financing resources, was used to acquire Grupo OCA in Monterrey, Mexico.

In addition to this US$360.0 million in principal, the outstanding amount of indebtedness under the Sponsor Financing includes interest accrued since October 2022, amounting to US$108.0 million.

•	Clarify the impact to Auna Salud S.A.C. from the August 31, 2023 share transfer and any significance to the transaction at hand from this transfer; and

Response: The Company respectfully informs the Staff that in August 2023, Auna Salud transferred 100% of the shares of its subsidiary, Grupo Salud Auna México, S.A. de C.V. to the Company. As a result, in accordance with paragraph 25 under IFRS 10, Auna Salud lost control in this subsidiary, derecognizing its investment in Grupo Salud Auna México, S.A. de C.V. and recognized a corresponding account receivable from the Company. In addition, in accordance with IFRS 10, related intercompany account receivable balances are eliminated in the Company’s consolidated financial statements with an accounting movement between consolidated equity line items as “equity attributable to the owner of the Company” and “non-controlling interest” as set out in IFRS 10. Given that the share transfer from Auna Salud and related accounting thereof does not result in an impact to the Company’s consolidated financial statements, the Company respectfully informs the Staff that this transfer is not significant to the transaction at hand.

The Company respectfully advises the Staff that it does not believe that the intercompany eliminations described above are material to its investors and as such, the Company has not revised the disclosure in the Registration Statement to include information relating thereto.

•	Clarify for us any consideration you have given to disclosing the Sponsor Financing as an off-balance sheet arrangement.

Response: The Company respectfully informs the Staff that the Company does not believe the Sponsor Financing is an off-balance sheet arrangement, in light of the definition of off-balance sheet arrangements and related guidance provided in the SEC’s “Final Rule Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” for the following reasons:

•	As disclosed in the Form F-1, the Company is not a party to, nor does the Company guarantee, nor is the Company otherwise liable with respect to the debt under the Sponsor Financing.

•	The lenders under the Sponsor Financing do not have recourse against the Company for the debt or any other amounts owed by Heredia under the Sponsor Financing.

•	The Company does not have any obligation to Heredia to repay its debt under the Sponsor Financing (or otherwise).

U.S. Securities and Exchange Commission	7	March 18, 2024

Related Party Transactions, page 183

6.

We note your disclosure on page 181 that “on the closing date of this offering, [you] will contribute US$350.0 million of the proceeds from this offering to Auna Salud S.A.C., who will in turn use those funds to effect a capital reduction which will result in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increase our ownership interest in Auna Salud S.A.C. from 79% to 100%.” As it relates to this contribution and capital reduction, please revise your disclosure here to provide the information required by Item 7.B. of Form 20-F, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 187 of the revised Registration Statement to include the disclosure required by Item 7.B. of Form 20-F related to its capital contribution of US$350.0 million of the proceeds from this offering to Auna Salud S.A.C. and subsequent capital reduction by Auna Salud S.A.C., which will result in Auna Salud S.A.C. becoming the Company’s wholly-owned subsidiary.

*   *   *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer
Auna	S.A.